ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

May 13, 2024

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 22, 2023

CIK No. 0001788230

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 that was submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis on December 22, 2023.

Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 5, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 22, 2023

Capitalization, page 49

1.	Please address the following related to the capitalization table.

●	Double underline the cash and cash equivalents amount to highlight that these amounts are not included in total capitalization.
●	Include warrant liabilities in the capitalization table.

Securities and Exchange Commission

May 13, 2024

●	Your disclosure on page 46 indicates that you intend to use the proceeds from this offering in part for the repayment of debt. Ensure that this repayment of debt is reflected in the capitalization table with appropriate footnote disclosure.

Response:	The Registration Statement has been revised in response to the Staff’s comment by revising the capitalization table on page 52 of the Registration Statement as requested to (i) double underscore the cash and cash equivalent amounts, (ii) include as a line item the warrant liabilities at December 31, 2023, and (iii) in the pro forma as adjusted column, disclose the intended repayment of indebtedness with a portion of the net proceeds of this offering.

Dilution, page 50

2.	Please provide us with your calculation for arriving at the following:

●	increase in pro forma net tangible book value attributable to the conversion of convertible notes and proceeds from additional Whiskey Notes subsequent to September 30, 2023 through November 30, 2023 on a per share basis of $58.75.
●	increase in pro forma net tangible book value per share attributable to new investors participating in this offering on a per share basis of $1.69.

Response:	As requested by the Staff, Annex A to this letter sets out the Company’s calculations of (i) the per share increase in pro forma net tangible book value attributable to the conversion of convertible notes and proceeds from additional Whiskey Notes subsequent to September 30, 2023 through November 30, 2023, and (ii) the per share increase in pro forma net tangible book value per share attributable to new investors participating in this offering.

Notes to Condensed Consolidated Financial Statements, page F-7

3.	In the notes to the financial statements, please revise to provide the following disclosures related to your investment in Flavor Bourbon LLC:

●	Your ownership % in Flavor Bourbon LLC and whether you have a significant influence over this company.
●	Any development related to the notification of capital call for all owners of Flavor Bourbon LLC, including your decision on whether you can and would participate in the capital call to maintain your current level of ownership.

Response:	As requested by the Staff, the Company included disclosure in Notes 2 and 16 to the audited consolidated financial statements of the Company for the year ended December 31, 2023, on pages F-11 and F-36 of the Registration Statement, disclosing the Company’s current 11.2071% ownership interest in Flavored Bourbon LLC, the Company’s limited influence over the operations of that company and that the Company chose not to participate in the most recent capital call of that company in which $12 million was raised from current and new investors.

Securities and Exchange Commission

May 13, 2024

Not 15. Subsequent Events, page F-28

4.	Your disclosure contain herein indicates in October 2023, pursuant to the Subscription Exchange Agreement, the 2022 and 2023 convertible notes were converted into shares of common stock and prepaid warrants to purchase common stock. We further note that the agreement includes a true up provision in the event the eventual IPO price is higher or lower than the negotiated $7.50 per share. Please revise disclose the terms of the true up provision and the potential impact it could have on Capitalization and Dilution disclosures on page 48 and 50, respectively.

Response:	In response to this comment, please be advised that as of April 10, 2024, and made effective as of October 31, 2023, the Company amended the terms of the October 2023 Subscription Exchange Agreements to fix the exercise price of the prepaid warrants, which originally had a variable exercise price, at $6.00 per share, and to eliminate any true up provisions for the amount of common stock to be received via the conversion of debt after the offering that was dependent on the final per share price of the offering. As a result of such amendment, the true-up provisions of the 2022 Convertible Note package, including the related warrants, have been eliminated, and the Company believes no additional disclosure is required in response to this comment.

5.	Additionally, please clarify for us whether the converted notes were reclassified from convertible notes to equity as it is unclear from your footnote on page F-29. Based upon your disclosures, it appears the 2022 and 2023 Convertible Notes were converted into additional shares of common stock and prepaid warrants; however, you also indicate under the terms of the subscription exchange agreement the reclassification is dependent upon the effectiveness of the company's IPO.

Response:	In response to this comment, please be advised that, as disclosed under the caption “Changes in Fair Value of Convertible Notes” on page 63 of the Registration Statement, while the holders of the 2022 and 2023 Convertible Notes agreed between October 31, 2023 and April 26, 2024 to exchange such convertible notes for common stock and, in certain cases, prepaid warrants, such exchange was conditional upon the closing by the Company is its initial public offering of common stock prior to a specified date. As a result of such condition, the aggregate fair value of such Convertible Notes continued, and will continue, to be classified as a liability until the remaining condition to consummating the exchange is satisfied. As the remaining condition to the exchange will be satisfied upon the closing of this offering, the fair value of such Convertible Notes will be reclassified from a liability to equity upon the closing of this offering. Such reclassification is reflected in the pro forma capitalization table under the caption “Capitalization” on page 51 of the Registration Statement.

*       *       *

Securities and Exchange Commission

May 13, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:
Heritage Distilling Holding Company, Inc.

ANNEX A

		Net Tangible Book Value
		Historical	Change					Pro Forma	Change	Pro Forma
			Exchange of Certain Debt into Equity	Increase in Debt attributable to increased Fair Value and Exchange related costs	(Exchange of Certain Debt)	Conversion of Certain Warrant Liabilities into Equity	Acquisition of TTS for Equity	(Post Conversion of Certain Debt)	(The Offering / Net Proceeds)	(Post Offering)	Net Proceeds
		(C)						(D)		(E)
(A)	Shareholders Equity:	$(43,422,456)	$36,283,891	$(20,176,160)	$26,797,284	$794,868	$670,686	$948,113	$9,200,000	$10,148,113	$9,200,000
	Less: Deferred Offering Costs	$(1,397,964)						$(1,397,964)	$(307,036)	$(1,705,000)	$(1,705,000)
	Less: Unamort. Debt Issue Costs	$(398,324)						$(398,324)		$(398,324)
	Less: Use of Proceeds								$(2,375,000)	$(2,375,000)
	Net Tangible Book Value	$(45,218,744)	$36,283,891	$(20,176,160)	$26,797,284	$794,868	$670,686	$(848,175)	$6,517,964	$5,669,789
											$7,495,000

(B)	December 31 Shares Outstanding	446,291	3,873,877		2,805,962	261,736	134,137	7,522,003	2,000,000	9,522,003

* (A) / (B)		$(101.32)	*					$(0.11)		$0.60 *
** (D) - (C)			$101.21	**
*** (E) - (D)									$0.71	***